September 13, 2024

Jack Ross
Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

       Re: Synergy CHC Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed September 9, 2024
           File No. 333-280556
Dear Jack Ross:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 4 to Form S-1
Prospectus Summary
1-for-11.9 Reverse Stock Split, page 8

1. We note your disclosure stating that prior to the effective date of the registration statement, you will effect a 1-for-11.9 reverse stock split. If the reverse stock split occurs prior to the effectiveness of the registration statement, please address the following points:

             Revise your historical financial statements, as well as share information appearing elsewhere in your filing, to reflect the reverse stock split, in accordance with ASC
           260-10-55-12 and ASC 505-10-S99-4 (SAB Topic 4.C).
             Expand the disclosure in Note 16 to your interim financial statements concerning subsequent events to describe the reverse stock split.
             Obtain an updated audit report and consent from your independent auditor reflecting
 September 13, 2024
Page 2

           the impact of the reverse stock split.
Capitalization, page 32

2. Please revise the description of the Common stock line item to clarify that the 9,553,704 shares are as adjusted.
       Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mike Bradshaw